UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 11, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer

EXTRAORDINARY GENERAL MEETING (EGM)

Handbook for shareholders' participation

April 12, 2021



PETROBRAS

INDEX

INVITATION

Date: April 12, 2021
Time: 3 PM (GMT-3 time zone)
Local: Digital platform

Matters:

Extraordinary General Meeting

I. Removal of Mr. Roberto da Cunha Castello Branco from the position of member of Petrobras Board of Directors, which, once effective, pursuant to the provisions of paragraph 3 of art. 141 of the Brazilian Corporation Law, will result in the removal of the other seven (7) members of the Company's Board of Directors elected by the multiple vote process in the Annual Meeting of the Company's Shareholders of July 22, 2020;

II. Election of eight (8) members of Petrobras Board of Directors; and

III. Election of the Chairman of the Board of Directors.

EXTRAORDINARY GENERAL MEETING

CALL NOTICE

The Board of Directors of Petróleo Brasileiro S.A. - Petrobras ("Petrobras" or "Company"), considering that:

(i) As informed by Petrobras on press releases published on February 19 and 23, Petrobras received an Official Letter from the Ministry of Mines and Energy ("Official Letter") which refers to the end of the unified tenure of Petrobras' Chief Executive Officer, as well as of all Executive Officers, which will occur on March 20, 2021. The Letter requests the Company to take the necessary measures to convene an Extraordinary Meeting of Petrobras Shareholders in order to promote the replacement and election of a member of the Board of Directors, in accordance with the provisions of art. 122, item II, of Law No. 6404, of December 5, 1976 ("Brazilian Corporation Law"), of art. 27, § 3, of Decree No. 8,945, of December 27, 2016, of art. 39 and of art. 40, item VII, of the Company's Bylaws, as approved on November 30, 2020;

(ii) the Official Letter informs that: **(a)** it is the Federal Government's prerogative to appoint members of the Company's Board of Directors and, in this regard, the Ministry of Mines and Energy, as the Company's supervisory body, appoints Mr. Joaquim Silva e Luna to replace Mr. Roberto da Cunha Castello Branco; and **(b)** with the exception of this replacement, the Company's controlling shareholder intended that the other members of Petrobras' Board of Directors elected by the multiple vote process were re-elected by an Extraordinary Meeting of the Company's Shareholders , to serve the remainder of their respective terms;

(iii) currently, Petrobras Board of Directors is composed of eleven (11) members, all elected at the Company's Annual Meeting of the Company's Shareholders held on July 22, 2020, being: **(a)** 1 (one) member elected in a separate vote process held among the Company's employees, pursuant to paragraph 1 of art. 2 of Law No. 12,353/10; **(b)** 1 (one) member elected in a separate vote process held among the minority shareholders holding common shares, pursuant to item I of paragraph 4 of art. 141 of the Brazilian Corporation Law; **(c)** 1 (one) member elected in a separate vote process held among the minority holders of preferred shares , pursuant to art. 239 of the Brazilian Corporation Law; and **(d)** 8 (eight) members elected by the multiple vote process held among all common shareholders, pursuant to art. 141 of the Brazilian Corporation Law, except those shareholders who have participated in the election referred to in item (b);

(iv) notwithstanding the statement by the controlling shareholder (contained in the Official Letter) that, with the exception of Mr. Roberto da Cunha Castello Branco, he intended to reappoint the remaining members of the Board of Directors elected by the multiple vote process at the Annual Meeting of the Company's Shareholders of July 22, 2020, the Company was informed by the Directors João Cox Neto, Nivio Ziviani, Paulo Cesar de Souza e Silva and Omar Carneiro da Cunha Sobrinho that they do not intend to be reappointed to the Petrobras Board of Directors for the election of the Board members at the Extraordinary Meeting of the Company's Shareholders and by Director Leonardo Pietro Antonelli that he does not intend to take part of the list proposed by the Federal

Government to be reelected as member of Petrobras Board of Directors of Petrobras in such Meeting, as per the terms already communicated by the Company on March 2 and 3, 2021;

(v) finally, the Official Letter also informs that the name and data of Mr. Joaquim Silva e Luna will be forwarded to the Civil House of the Presidency of the Republic, as provided for in Decree no. 8,945/16, noting that, without prejudice to preliminary evaluations within the scope of the Ministry of Mines and Energy, Petrobras, in light of its own criteria, procedures and governance rules, should analyze the appointment of Mr. Joaquim Silva e Luna in view of the Brazilian Corporation Law, Law no. 13,303/16, Decree no. 8,945/16, and other applicable legal or regulatory criteria;

hereby convenes , in compliance with the request of the Company's controlling shareholder, in accordance with the provisions of item "c" of the sole paragraph of art. 123 of Law No. 6.404, of December 15, 1976, an Extraordinary Meeting of the Company's Shareholders, exclusively in digital form, pursuant to article 4, paragraph 2, item I and article 21-C, paragraphs 2 and 3 of CVM Instruction No. 481, of December 17, 2009 ("CVM Instruction 481"), on April 12, 2021, at 3 pm (GMT-3 time zone), via Digital Platform, in order to resolve on the following matters:

Extraordinary General Meeting

I. Removal of Mr. Roberto da Cunha Castello Branco from the position of member of Petrobras Board of Directors, which, once effective, pursuant to the provisions of paragraph 3 of art. 141 of the Brazilian Corporation Law, will result in the removal of the other seven (7) members of the Company's Board of Directors elected by the multiple vote process in the Annual Meeting of the Company's Shareholders of July 22, 2020;

II. Election of eight (8) members of Petrobras Board of Directors; and

III. Election of the Chairman of Petrobras Board of Directors.

Considering the effects of the COVID-19 pandemic in Brazil and the measures taken by health and government authorities to cope with the pandemic, especially regarding restrictions on mobility and public gatherings, the meeting will be held exclusively by **digital format**, therefore shareholder's participation can only take place as follows:

(a) by using the **Bulletin for Distance Voting**, available to shareholders on the Company's (http://www.petrobras.com.br/ri) and CVM's (http://www.cvm.gov.br) websites;

(b) by using the **Digital Platform**, which may be accessed in person or by a duly appointed attorney-in-fact, as per Article 21-C, Paragraphs 2 and 3 of CVM Instruction 481, in which case the shareholder may: (i) simply participate in the meeting, having already sent the Bulletin for Distance Voting, or not; or (ii) participate and vote in the meeting, in which case the voting instructions previously sent by the shareholder in the Bulletin for Distance Voting will be disregarded, and the vote given through the Digital Platform will prevail.

Proof of the status as the Company's shareholder must be issued under Article 126 of the Brazilian Corporation Law and Article 13 of Petrobras' Bylaws, as applicable.

The Company informs shareholders who wish to participate in this meeting that the instructions to access the Digital Platform and/or to send the Bulletin for Distance Voting, pursuant to CVM Instruction 481, can be found in the **Handbook for Shareholders Participation** and in the **Meeting Instructions for Shareholders**.

To participate in the meeting through the Digital Platform, the shareholder must send a request to the Company by e-mail, to the following address: **assembleias@petrobras.com.br**, until two (2) days before the meeting, that is, until 3 pm (GMT-3 time zone), of April 10, 2021, in which email the shareholder must enclose the following documents:

- Individuals:

(a) valid ID with photo (original or certified copy) of the shareholder. The following documents can be presented: (i) Identity Card (RG); (ii) Foreigner's Identity Card (RNE); (iii) Passport; (iv) Professional Association Card accepted as ID for legal purposes (for example, OAB, CRM, CRC, CREA); or (v) Driver's License (CNH);

(b) proof of ownership of Petrobras' shares, issued by the depositary or custodian financial institution; and

(c) email to receive an individual invitation to access the Digital Platform and, therefore, participate in the meeting.

- Company or Legal Entity:

(a) valid ID with photo (original or certified copy) of the legal representative. The following documents can be sent: (i) Identity Card (RG) or Foreigner's Identity Card (RNE); (ii) Passport; (iii) Professional Association Card accepted as ID for legal purposes (for example, OAB, CRM, CRC, CREA); or (iv) Driver's License (CNH);

(b) documents proving the representation, including the appointment by power of attorney and a copy of the professional qualification documents and the minutes of the election of the board members; and, in the case of an investment fund, copies of (i) the fund's bylaws, (ii) the professional qualification documents of its board member or member of the management, as the case may be; and (iii) the minutes of the election of such board members. If these documents are in a foreign language, they must be translated into Portuguese by a sworn translator, but notarization and consularization are not required. Documents in English and Spanish do not need to be translated;

(c) proof of ownership of Petrobras' shares, issued by the depositary or custodian financial institution; and

(d) email to receive an individual invitation to access the Digital Platform and, therefore, attend the meeting.

The minimum percentage of interest in the share capital to request the adoption of the process of multiple voting to elect members of the Board of Directors at the Extraordinary Meeting of the

Company's Shareholders is of five percent (5%), as per CVM Instruction 165, of December 11, 1991, as amended by CVM Instruction 282, of June 26, 1998. The power to request the adoption of the process of multiple voting must be exercised by shareholders up to 48 hours before the meeting, that is 3 pm (GMT-3 time zone) of April 10, 2021, as per Paragraph 1 of Article 141 of the Brazilian Corporation Law.

The exercise of the voting rights in the case of loaned shares will be under the responsibility of the borrower unless otherwise provided for in the agreement of the parties.

Despite the possibility of participating through the Digital Platform, Petrobras recommends that shareholders adopt the Bulletin for Distance Voting.

All documents regarding the matters to be voted on at this Extraordinary General Meeting are available to the shareholders at the websites of the Company (http://www.petrobras.com.br/ri) and of the Brazilian Securities and Exchange Commission - CVM (http://www.cvm.gov.br), as per the terms of CVM Instruction 481.

Rio de Janeiro, March 11, 2021.

Eduardo Bacellar Leal Ferreira
Chairman of the Board of Directors

HOW TO VOTE THROUGH DISTANCE VOTING

The form must be completed if shareholders choose to exercise their right to use the distance voting, as per CVM Instruction no. 481/09.

In this case, it is imperative to complete the file, available on www.petrobras.com.br/ri, with the full name (or corporate name) of the shareholder and the registration number with the Ministry of Economy, whether a legal entity (CNPJ) or natural person (CPF), as well as an email address for contact.

In addition, for the ballot paper to be considered valid and the votes counted at the **Extraordinary General Meeting to be held on April 12, 2021, at 3:00 p.m. (GMT-3 time zone), in the exclusively digital form**, pursuant to article 4, paragraph 2, item I and article 21-C, paragraphs 2 and 3 of CVM Instruction 481, the following instructions must be complied with:

(i) ballot fields shall be duly completed, according to the shareholder's class of shares. To better identify each item, voting fields will be presented as follows:

a) [ON only]: Only holders of common shares (PETR3) shall vote;
b) [PN only]: Only holders of preferred shares (PETR4) shall vote;
c) [ON and PN]: Holders of common (PETR3) and preferred shares (PETR4) shall vote;

(ii) the shareholder or his/her legal representative(s), as appropriate and pursuant to current legislation, shall sign the ballot form and initial all its pages, a digital signature being allowed by digital certificate; and

(iii) the shareholder or his/her legal representative(s) shall forward the documents proving his/her capacity as shareholder and allowing his/her participation in the meeting, together with the ballot paper and, in the case of foreigners, the sworn translation of the documents if they are not in Spanish or English, all in accordance with the instructions specified below and in the *Handbook for Shareholders Participation* disclosed by the Company.

Guidelines for sending the form

Shareholders who choose to exercise their right to use the distance voting may:

(i) fill in and send this form directly to the Company; or
(ii) relay completion instructions to suitable service providers, according to the following guidelines:

Exercise of distance voting rights using a custodian

Shareholders who choose to exercise their right to vote via their custodian agent shall relay their voting instructions according to the rules defined by the custodian, which forwards said voting manifestations to the [B]³ Central Depository. For such, shareholders shall contact their custody agents to check the proper procedures.

According to CVM Instruction no. 481/09, shareholders shall relay ballot form completion instructions to their custody agents up to seven days before the date on which the General Meeting will be held, namely, until April 5, 2021 (inclusive), except if a different term is defined by their custody agents.

Petrobras has up to three (3) days from ballot form receipt to inform shareholders that submitted documents are eligible for the vote to be considered valid, or to warn of the need for correction and resubmission of the ballot form or accompanying documents, stating their period of receipt within up to seven (7) days before the General Meeting.

It should be noted that, as ordered by CVM Instruction no. 481/09, upon receiving shareholder voting instructions through their respective custody agents, the [B]³ Central Depository shall disregard any conflicting instructions in connection to the same deliberation that were issued by the same enrollment number in CPF (retail investors) or CNPJ (legal entities).

Exercise of distance voting rights using a book-entry share administrator

In addition to the previous options, shareholders holding book-entry shares can exercise their right to vote using Banco Bradesco, which is the managing institution for Petrobras' Book-Entry Shares system. In this case, the shareholder/representative shall deliver the duly completed distance voting ballot form at any Banco Bradesco branch.

According to CVM Instruction no. 481/09, shareholders shall relay ballot form up to seven days before the date on which the General Meeting will be held, namely, until April 5, 2021 (inclusive), except if a different term is defined by Banco Bradesco.

Exercise of distance voting via direct remittance of ballot form by shareholders to Petrobras

Shareholders who choose to exercise their right to use the distance voting may, alternatively, do it directly to the Company, for which end the following documents are to be remitted to Av. República do Chile, 65, 18º andar – sala 1803, Centro, CEP: 20031-912, Rio de Janeiro/RJ - Brasil, care of the Department of Individual Investor Relations – Shareholder Support and/or send it to the e-mail **assembleias@petrobras.com.br**, with request for confirmation of receipt:

(i) ballot paper duly completed, signed and with all pages initialed, digital signature being allowed, by means of digital certificate;

(ii) Copy of the following documents:

(a) for individual investors:

- valid photo ID and CPF number;
- in the case of representative (engaged less than one year from the date of the General Meeting) forward documentation with certified signature and the representative's identity.

(b) for legal entities:

- latest bylaws or consolidated social contract and the corporate documents proving the legal representation of shareholder;
- CNPJ; and
- photo ID document of the legal representative.

(c) for investment funds:

- last consolidated fund rules with CNPJ;
- bylaws or social contract of its administrator or manager, as appropriate, in compliance with the fund's voting policy and corporate documents proving the powers of representation; and
- photo ID document of the legal representative.

The following identity documents will be accepted, provided that with photo: ID, Foreigner ID, driver's license, Passport or officially recognized professional class cards.

The shareholder must deliver the ballot paper to the Company no later than five (5) days before the date of the meeting, that is no later than 3:00 p.m. (GMT-3 time zone) on April 7, 2021.

Petrobras has up to 3 (three) days from receipt of the ballot paper to notify the shareholder that the documents sent are suitable for the vote to be considered valid or to advise that the ballot paper or the accompanying documents need to be rectified and sent back, observed the deadline for receipt of up to five (5) days prior to the date of the meeting.

Common rules for sending and validating the ballot paper remotely

In this meeting, Petrobras will exclusively waive the need to send the physical copies of the shareholder representation documents to the Company's office, as well as the acknowledgement of the signature of the grantor in the power of attorney for shareholder representation, notarization, consularization, apostillation and sworn translation of all shareholder representation documents, simply by sending a simple copy of the original copies of such documents to the Company's e-mail address indicated above. Powers of attorney granted by Shareholders by electronic means shall only be admitted if digitally signed, through digital certification that guarantees the authenticity and protection of the information sent.

Regardless of the shipping method chosen, it is recommended that the shareholder forward, transmit or to do the protocol the ballot paper (which will be available at least one month before the meeting), together with the relevant documents, as far in advance as possible, so that there is sufficient time for Petrobras' evaluation and possible return with reasons for rectification, correction and resubmission of documents.

The ballot paper submitted, transmitted or filed (i) after the deadline, (ii) that is not properly filled in or (iii) that is not accompanied by the necessary documents, as applicable, will be disregarded by the Company. In this case, if the shareholder has chosen to deliver the ballot directly to Petrobras, he will be informed of the rejection of his ballot via the indicated e-mail address.

INSTRUCTIONS FOR ATTENDING THE GENERAL MEETING

Given the effects of the COVID-19 pandemic in Brazil and the measures taken by health authorities and governments to address the pandemic, especially with regard to limiting the circulation and reunion of people, **the meeting will be held exclusively digital**, which is the reason why shareholder attendance can only be:

(a) **by Distance Voting** which ballot is available at the Company's website (http://www.petrobras.com.br/ri) and at the Brazilian Securities and Exchange Commission - CVM (http://www.cvm.gov.br);

Petrobras will adopt remote voting under CVM Instruction 481/09 ("ICVM 481"), allowing its shareholders to send their votes: (i) through its respective custody agents; (ii) through the Company's share bookkeeping agent at Banco Bradesco branches in Brazil, Bradesco´s Shareholder Service at 0800 701 1616, or by e-mail dac.escrituracao@bradesco.com.br; or (iii) directly to the Company: (iii.1) physically, by sending the ballots to the office located at Av. República do Chile, 65, 18º andar – sala 1803, Centro, CEP: 20031-912, Rio de Janeiro/RJ - Brasil, in the custody of the Individual Investor Relations Management - Shareholder Support; or (iii.2) electronically, to the e-mail assembleias@petrobras.com.br, with request for confirmation of receipt.

Regardless of the method chosen (through its custody agent; through the Company's share bookkeeping agent or directly to the company) it is recommended that the shareholder send the **Distance Voting Ballot** (which is available at least one month before the meeting), with the required documents, as early as possible, so that there is enough time for Petrobras to assess the documents and eventually return for rectification, correction and resubmission of the papers.

The **Distance Voting Ballot** sent, transmitted or filed (i) after the deadline, (ii) that is not correctly filled or (iii) is not accompanied by the requested documents, will be disregarded by the Company. In this case, if the shareholder has chosen to deliver the **ballot** directly to Petrobras, he will be informed of the rejection of his vote through the indicated email address.

To check the delivery times, validity conditions and other requirements of the **Distance Voting Ballot**, please refer to the instructions present in the document *How to Vote Through Distance Voting* or the Distance Voting Ballot itself, all contained in this meeting handbook.

(b) **by the Digital Platform**, in person or by an attorney-in-fact duly authorized under the terms of article 21-C, paragraphs 2 and 3 of ICVM 481, in which case the shareholder may: (i) simply participate in the meeting, having or not sent the Distance Voting Ballot; or (ii) participate and vote in the meeting. In this case, votes previously sent through the Distance Voting Ballot will be disregarded, and the votes delivered during the meeting will be considered.

Important: in order to better organize the meeting, shareholders who sent the **Distance Voting Ballot** and decide to participate in the meeting via **Digital Platform** will be asked at the beginning if they intend to: (a) only attend the meeting, maintaining the votes already sent via **Distance Voting Ballot** valid and unchanged; OR (b) participate and vote at the meeting, in which case the **Distance Voting Ballot** will be automatically canceled. It is necessary for such

shareholder to vote again, observing the procedures stipulated for that purpose. If the shareholder chooses to only attend the meeting, in accordance with the letter "(a)" above, the votes delivered through **Distance Voting Ballot** cannot be changed during the meeting.

Registration and Participation in the Digital Platform

Petrobras will make the digital platform available for shareholders to participate and/or vote remotely at the meeting, without prejudice to the use of the **Distance Voting** as a means of exercising voting rights.

For participation and voting at the meeting, shareholders shall observe all the procedures described below.

Shareholders who want to participate in the meeting, through the **digital platform**, must send a request to the Company by e-mail assembleias@petrobras.com.br, at least 48 hours before the meeting, that is, by 3:00 p.m. (GMT-3 times zone) on April 10, 2021, which must be duly accompanied these documents:

- **Individual investor:**

(a) valid ID with photo (original or certified copy) of the shareholder. The following identity documents will be accepted, provided that with photo: (i) ID; (ii) Foreigner ID; (iii) Passport; (iv) officially recognized professional class cards; or (v) driver's license.

(b) receipt of ownership of shares issued by Petrobras, issued by the depositary or custodian financial institution; and

(c) personal e-mail for receiving an individual invitation to access the Digital Platform and consequent participation in the meeting.

- **Institutional investor:**

(a) valid ID with photo (original or certified copy) of legal representative. The following identity documents will be accepted, provided that with photo: (i) ID or (ii) Foreigner ID; (iii) Passaport; (iii) officially recognized professional class cards; or (iv) driver's license;

(b) documents evidencing representation, including the appointment by proxy and copies of the professional qualification documents and minutes of the election of directors; and, in the case of an investment fund, copies of (i) the bylaws of the fund in force, (ii) the professional qualification documents of its director or manager, as the case may be; and (iii) the minutes of the election of such directors. If such documents are in a foreign language, they must be translated into Portuguese by a sworn translator, but no notarization or consularization is required. Note that documents in English and Spanish do not need to be translated;

(c) receipt of ownership of shares issued by Petrobras, issued by the depositary or custodian financial institution; and

(d) e-mail for receiving an individual invitation to access the **Digital Platform** and consequent participation in the meeting.

Participation by Proxy

The shareholders may participate in the meeting by means of a duly constituted proxy, in compliance with article 126, paragraph 1 of Law No. 6.404 of December 15, 1976, as amended ("Brazilian Corporation Law").

Under the terms of Circular Letter/CVM/SEP/nº 01/2021, (i) any shareholder may be represented at the meeting by an attorney-in-fact established less than 1 (one) year, who is a shareholder, company administrator or lawyer, and , in publicly-held companies, the attorney-in-fact may also be a financial institution, with the investment fund manager being responsible for representing the tenants; and (ii) institutional shareholders may be represented at the meeting through their legal representatives or by a proxy duly constituted in accordance with the provisions of their respective professional qualification documents and the Brazilian Civil Code. Thus, there is no need for this agent to be a shareholder, company administrator or lawyer.

Any power of attorney drawn up in a foreign language must be accompanied by the corporate documents, in the case of a legal entity, and the power of attorney instrument, all duly translated into Portuguese by a sworn translator, but consularization will not be necessary. Please note that the documents in English and Spanish do not need to be translated.

In any case, it should be noted that legal entities and investment funds who wish to be represented at the meetings by proxy must send, in addition to the appointment by proxy and the identity of the attorney-in-fact, all the documents mentioned above.

Foreign Shareholder Present at the Meeting

Foreign shareholders shall submit the same documentation as Brazilian shareholders, and, exceptionally for this meeting, the Company shall waive the need for notarization, consularization, and apostille of all documents representing the shareholder, by sending a simple copy of the original copies of such documents to the Company's e-mail address indicated above.

American Depositary Receipts Holders

Petrobras informs that American Depositary Receipts holders will be represented by JP Morgan Chase Bank NA, as depositary institution, under the terms of the Deposit Agreement entered into with the Company. **Distance Voting** or through the Digital Platform are not allowed.

Highlights:

Bearing in mind that the meeting will be held exclusively digitally, there will be no possibility to physically attend the meeting.

The Company hereby clarifies that, exceptionally for this meeting, the need to send the physical copies of the shareholder representation documents to the Company's office shall be waived, as well as the acknowledgement of the signature of the grantor in the power of attorney for shareholder representation, notarization, consularization, and apostille of all the shareholder representation documents shall be sufficient, and a simple copy of the original

copies of such documents shall be sent to the Company's e-mail address indicated above. Powers of attorney granted by shareholders by electronic means shall only be admitted if digitally signed, through digital certification.

Pursuant to the provisions of article 5, paragraph 3 of ICVM 481, access to the Digital Platform will not be allowed to shareholders who do not present the necessary registration documents within the established period.

Once the request is received, within the established deadlines and conditions, and the documentation provided is verified, Petrobras will send the shareholder individual and non-transferable invitations, by email, instructions to access the Digital Platform and participation in the meeting. The shareholder who has qualified to participate in the meeting via Digital Platform: (i) may participate and exercise its voting rights through the Digital Platform; and (ii) will be considered to have attended the meeting, pursuant to Article 21-V, paragraph 1 of CVM Instruction 481/09. Shareholders whose Distance Voting Ballot are considered valid by Petrobras will also be considered to have attended the meeting.

We reaffirm that, in order to better organize the meeting, shareholders who sent the **Distance Voting Ballot** and decide to participate in the meeting via **Digital Platform** will be asked at the beginning if they intend to: (a) only attend the meeting, maintaining the votes already sent via **Distance Voting Ballot** valid and unchanged; OR (b) participate and vote at the meeting, in which case the **Distance Voting Ballot** will be automatically canceled. It is necessary for such shareholder to vote again, observing the procedures stipulated for that purpose. If the shareholder chooses to only attend the meeting, in accordance with the letter "(a)" above, the votes delivered through **Distance Voting Ballot** cannot be changed during the meeting.

Registered shareholders at **Digital Plataform** are committed: (i) to use individual invitations only and exclusively for the remote monitoring of the meeting, (ii) not to transfer or disclose, in whole or in part, the individual invitations to any third party, whether a shareholder or not, the invitation being non-transferable, and (iii) not to record or reproduce, in whole or in part, or transfer, to any third party, whether a shareholder or not, the content or any information transmitted by virtual means during the meeting.

Shareholders who have duly requested to participate in the Meeting and have not received Petrobras' e-mail, with the data for access up to 24 hours before the meeting, that is, by 3:00 p.m. (GMT-3 time zone) on April 11, 2021, should contact Petrobras' Investor Relations Department at assembleias@petrobras.com.br, to have instructions resent.

It should be noted that the digital platform complies with the requirements set forth in Article 21-C, § 1 of CVM Instruction 481, which are (i) the possibility of simultaneous demonstration and access to documents presented during the meeting that have not been previously made available; (ii) the full recording of the meeting; and (iii) the possibility of communication between shareholders.

The shareholders present hereby authorize the Company to use any information contained in the recording of the meeting for (i) registration of the possibility of manifestation and visualization of the documents presented during the meeting; (ii) registration of the authenticity and security of the communications during the meeting; (iii) registration of the attendance and votes cast by the present shareholders; (iv) compliance with a legal order from

competent authorities; and (v) defense of the Company, its managers and contracted third parties, in any judicial, arbitration, regulatory or administrative sphere.

After the presentation on each matter on the agenda of the meeting, shareholders may express themselves through the digital platform, so that, in the order in which the requests are received, the word is given to such shareholder by opening the audio. In order to maintain the smooth running of the meeting, a maximum time for each shareholder to speak may be established.

Petrobras recommends that shareholders test and previously acquaint themselves with the digital platform to avoid incompatibility of their electronic equipment with the platform and other problems with its use on the day of the meeting.

Additionally, Petrobras requests that shareholders access the platform at least 30 minutes before the scheduled time of the meeting in order to allow the confirmation of their access. Petrobras clarifies that access to the platform will not be allowed after the scheduled time for the beginning of the meeting.

Petrobras clarifies that it is not responsible for any operational or connection problems that shareholders may face, as well as for any other eventual issues unrelated to the Company that may difficult or make it impossible for shareholders to participate in the meeting.

Despite the possibility of participation via the **Digital Platform**, Petrobras recommends to shareholders the adoption of **Distance Voting** order to guarantee the exercise of their vote in this Extraordinary General Meeting.

Finally, Petrobras reinforces that the Digital Meeting option was adopted as a measure to address the COVID-19 pandemic.

EXTRAORDINARY GENERAL MEETING

PRESENTATION TO SHAREHOLDERS

ITEM I

DISMISSAL OF MR. ROBERTO DA CUNHA CASTELLO BRANCO AS A MEMBER OF THE BOARD OF DIRECTORS OF PETROBRAS, WHICH, ONCE IN EFFECT, WILL DISMISS THE OTHER 7 (SEVEN) MEMBERS OF THE BOARD OF DIRECTORS ELECTED BY THE MULTIPLE VOTE PROCESS AT THE ANNUAL GENERAL MEETING OF JULY 22, 2020, PURSUANT TO PARAGRAPH 3 OF ARTICLE 141 OF THE BRAZILIAN CORPORATION LAW

Dear Shareholders,

As already disclosed in detail in the Call Notice, this Extraordinary General Meeting was called at the request of the controlling shareholder of Petrobras, through Official Letter 74/2021 / GM-MME - of the Office of the Minister of Mines and Energy, with the purpose of promoting the replacement and election of a member of the Board of Directors, in accordance with article 122, item II, of Law No. 6,404, of December 5, 1976, article 27, paragraph 3, of Decree nº 8.945, of December 27, 2016, and articles 39 and 40, item VII, of the Company's Bylaws, approved on November 30, 2020.

The controlling shareholder requested the dismissal of Mr. Roberto da Cunha Castello Branco and the appointment of Mr. Joaquim Silva e Luna as a new board member of Petrobras, so that, afterwards, Mr. Joaquim Silva e Luna shall be evaluated and elected by the Board of Directors as CEO of Petrobras.

Petrobras clarifies that CEO Roberto da Cunha Castello Branco's term of office runs until March 20, 2021.

Rio de Janeiro, March 11, 2021.

Roberto Castello Branco
CEO

EXTRAORDINARY GENERAL MEETING

PRESENTATION TO SHAREHOLDERS

ITEM II

ELECTION OF 8 (EIGHT) MEMBERS OF THE BOARD OF DIRECTORS

Dear shareholders,

The election of members of the Board of Directors, pursuant to the Company's Bylaws, will be approved during the Extraordinary General Meeting.

As largely released pursuant to article 122, item II, of Law No. 6,404, dated December 5, 1976, article 27, paragraph 3, of Decree No. 8,945, dated December 27, 2016, and articles 39 and 40, item VII, of the Petrobras Bylaws, approved on November 30, 2020, the controlling shareholder requested the call of this meeting to replace Mr. Roberto da Cunha Castello Branco by Mr. Joaquim Silva e Luna.

At the last Annual General Meeting, eight of the eleven members of the Company's Board of Directors were elected by the multiple vote process, among who were Mr. Roberto da Cunha Castello Branco. In accordance with article 122, item II, of Law No. 6,404, of December 5, 1976, the dismissal of Mr. Roberto da Cunha Castello Branco results in the removal of the other members elected by multiple vote, resulting in a new election for these 8 (eight) positions.

Petrobras received the following names to be appointed to the Board of Directors: Eduardo Bacellar Leal Ferreira, Joaquim Silva e Luna, Ruy Flaks Schneider, Márcio Andrade Weber, Murilo Marroquim de Souza, Sonia Julia Sulzbeck Villalobos, Cynthia Santana Silveira and Ana Silvia Corso Matte, all indicated by the controlling shareholder and Leonardo Pietro Antonelli, indicated by minority shareholders.

The instructions for the appointment of a member of the Board of Directors can be found in the chapter "Verification of the Legal and Statutory Requirements and Restrictions required for Appointment as a Member of the Board of Directors of Petrobras" of this handbook.

Annexes I and II have the information related to the nominees for members of the Board of Directors, according to items 12.5 to 12.10 of the "Formulário de Referência", as provided for in article 10 of CVM Instruction 481.

Rio de Janeiro, March 11, 2021.

Roberto Castello Branco
CEO

ANNEX I

INFORMATION OF THE CANDIDATES APPOINTED BY THE CONTROLLING SHAREHOLDER FOR THE POSITION OF PETROBRAS' BOARD OF DIRECTOR MEMBER

Name CPF (Tax Number)	Date of Birth Profession	Management Body Elective office held	Term of Office No. of Consecutive Terms
Eduardo Bacellar Leal Ferreira 265.598.977-53	06/02/1952 Military	Board of Directors Chairman of Board of Directors	Until AGM 2022 0
Ana Silvia Corso Matte 263.636.150-20	05/30/1958 Lawyer	Board of Directors Board Member	Until AGM 2022 0
Cynthia Santana Silveira 693.401.457-04	02/13/1960 Electrical Engineer	Board of Directors Board Member	Until AGM 2022 0
Joaquim Silva e Luna 334.864.767-34	12/29/1949 Military	Board of Directors Board Member	Until AGM 2022 0
Márcio Andrade Weber 184.296.020-20	12/19/1953 Civil Engineer	Board of Directors Board Member	Until AGM 2022 0
Murilo Marroquim de Souza 043.198.184-15	06/04/1948 Geologist	Board of Directors Board Member	Until AGM 2022 0
Ruy Flaks Schneider 010.325.267-34	02/28/1941 Industrial Mechanical and Production Engineer	Board of Directors Board Member	Until AGM 2022 0
Sonia Julia Sulzbeck Villalobos 022.306.678-82	06/06/1963 Business Administrator	Board of Directors Board Member	Until AGM 2022 0

Summarized curriculum of candidates:

Eduardo Bacellar Leal Ferreira. Mr. Eduardo Leal Ferreira is currently the Chairman of Petrobras' Board of Directors. He is Reserve Fleet Admiral and was Commander of the Brazilian Navy until January 2019, having therefore reached the top of his career. In addition to the Naval School, Eduardo Leal Ferreira took postgraduate courses at the Brazilian Naval War College and at the Chilean Naval War Academy. Among the positions he held it is worth mentioning the Captain of the Ports of Rio de Janeiro and Director of Ports and Coasts, when he had the opportunity to deepen connections with the offshore activities related to the oil industry. He was also Commander of the Naval School, of the War College, and Commander-in-Chief of the Brazilian Fleet. Abroad, he served in Chile and was an instructor at the U.S. Naval Academy in Annapolis. Non-independent member of the Board pursuant to criteria set forth

in article 36, paragraph 1 of Decree no. 8945/2016 and in the Corporate Governance Level 2 Listing Regulation.

Ana Silvia Corso Matte – Ms. Ana Silvia Corso Matte is a lawyer graduated from the Federal University of Rio Grande do Sul - UFRS with a post-graduate degree in Human Resources from PUC - IAG - Rio de Janeiro. She was Director of Human Resources at Jornal do Brasil, CSN, Sendas and Telsul. From 2006 to 2012 she was Statutory Director of C-Level People at Light S.A. Since 2012 she has been working as a management consultant, being partner and director of Ana Silvia Matte Management Consulting. She has experience as a Board Member of companies such as Cemig Telecom, Cemig S.A. and Renova Energia S.A.. She is a minority partner and board member of SuperJobs Ventures Capital, a company investing in high-impact startups. Besides her positions on the Board, she has relevant experience in Committees, and is currently an external expert member of CPG - Personnel and Governance Committee at Vale, and an external expert member of CIA - Indication and Evaluation Committee at Copel. Ms. Ana Silvia declared to be an independent Board member pursuant to criteria set forth in article 36, paragraph 1 of Decree no. 8945/2016 and in the Corporate Governance Level 2 Listing Regulation.

Cynthia Santana Silveira - Mrs. Cynthia Santana Silveira is an electrical engineer graduated from Universidade do Estado do Rio de Janeiro - UERJ, with Master's degrees in Mechanical Engineering from Universidade Federal do Rio de Janeiro - COPPE/UFRJ and in Gas Engineering from École des Mines de Paris. Her professional career was developed in the oil and gas industry, having worked at the French operator Total for 17 years. Between 2004 and 2015, she was the Executive Director of Gas and Electricity of this company. She also served as an elected Executive Officer at the Brazilian Institute of Oil, Gas and Biofuels - IBP between 2011 and 2015 and as an Executive Officer at BBPP Holding from 2004 to 2015. Since 2015, she has been an independent consultant at EXERGIA Consultoria e Projetos, where she is a partner. Cynthia Silveira has relevant experiences as Board Member and Member of Committees of companies and institutions in the oil and gas sector. She has served as a member of the Board of Directors of Transportadora Associada de Gás (TAG), Transportadora Brasileira Gasoduto Bolívia - Brasil (TBG) and Transportadora Sulbrasileira de Gás (TSB); member of the Executive Committee of the International Gas Union (IGU); and member of the Natural Gas Coordinating Committee of the Brazilian Petroleum Institute (IBP). Ms. Cynthia has declared to be an independent Board Member pursuant to criteria set forth in article 36, paragraph 1 of Decree no. 8945/2016 and in the Corporate Governance Level 2 Listing Regulation.

Joaquim Silva e Luna – Mr. Joaquim Silva e Luna is currently the Brazilian General Director of Itaipu Binacional. He is a reserve Army General and served in the Ministry of Defense from March 2014 to January 2019, as General Secretary of the Ministry and as Minister of Defense. In addition to the Military Academy of Agulhas Negras, where he graduated in Military Engineering, Joaquim Silva e Luna holds a PhD in Military Sciences, a master degree in Military Operations, post-graduation in Projects and Systems Analysis from the University of Brasilia and in Army Policy, Strategy and Senior Management, Communications Officer course held at the School of Communications and Jungle Warfare training held at the Jungle Warfare Instruction Center. During his 45 years of service to the Army, 12 of them were as active duty General Officer: as Brigade General he was Commander of the 16th Jungle Infantry Brigade, in Tefé-Amazon and Patrimony Director, in Brasilia; as Division General, he was Chief of Staff of the Army Commander, in Brasília; and as Army General he was Chief of Staff of the Brazilian Army, in Brasilia. He was a Board member of Amazônia Azul Tecnologia de Defesa S.A. (AMAZUL) for three years. Abroad he

was a member of the Brazilian Military Mission of Instruction and Engineering Advisor in the Republic of Paraguay as an instructor at undergraduate, graduate and PhD schools; and Defense Attaché of the Navy, Army and Air Force in the State of Israel. Non-independent member of the Board pursuant to criteria set forth in article 36, paragraph 1 of Decree no. 8945/2016 and in the Corporate Governance Level 2 Listing Regulation.

Márcio Andrade Weber – Mr. Márcio is a civil engineer with a degree from UFRGS, specialized in petroleum engineering by Petrobras. He joined Petrobras in 1976 where he worked for 16 years, having been one of the pioneers in the development of the Campos Basin, and then held several managerial and directive positions among which are activities abroad, in the international area of Petrobras, in Trinidad, Libya and Norway. He was a member of the Board of Petrobras International Services (Braspetro) and Director of Petroserv S.A., developing the company's participation in E&P activities, support navigation and drilling rigs for deepwater. As CEO of BOS Navegação (a JV between Petroserv and two foreign companies) he was responsible for the construction of 4 support tugboats in Brazilian shipyards. In parallel, as Director of Petroserv he participated in the construction and operation of 4 deepwater drilling rigs, units that among his clients are Shell and ENI (Indonesia). He is currently advising the PMI group that operates these units. Independent member of the Board pursuant to criteria set forth in article 36, paragraph 1 of Decree no. 8945/2016 and in the Corporate Governance Level 2 Listing Regulation.

Murilo Marroquim de Souza – Mr. Murilo has a degree in geology from the Federal University of Pernambuco and a master's degree in geophysics from the University of Houston, Texas, USA. He has worked in the petroleum industry for 47 years, having performed activities in more than 20 countries in America, Europe, Africa, and Asia. He worked at Petrobras from 1971 to 1994, where he held several managerial positions in the exploration and production area, and was Director of Brasoil UK, in London, with exploration activities in the North Sea and other Basins. He was General Manager for IBM's Oil Industry Solutions Unit in Latin America. He worked as a consultant, working for ANP in several projects, and at Ipiranga as an Advisor for Exploration and Production. From 2001 to 2011 was CEO of Devon Energy do Brasil (Ocean Energy) and since 2011 is CEO of Visla Consultoria de Petróleo, a consulting firm focused on special projects for the energy industry. Independent member of the Board pursuant to criteria set forth in article 36, paragraph 1 of Decree no. 8945/2016 and in the Corporate Governance Level 2 Listing Regulation.

Ruy Flaks Schneider – Mr. Ruy Flaks Schneider is an industrial mechanical and production engineer graduated from PUC-RIO as well as a Master of Sciences in Engineering Economy from Stanford University. Navy reserve officer, he attended the Brazilian Superior War College. He founded the Industrial Engineering Department at PUC-RIO, becoming its first director and establishing the first master's program in Industrial Engineering in Brazil. With several published articles, he works as a speaker, in Brazil and abroad. He has accumulated vast experience, both as an executive and as a member of the Board of Directors and Fiscal Council of large companies, including Xerox do Brasil S.A., Banco Brascan de Investimento S.A., Banco de Montreal S.A.-MontrealBank, Grupo Multiplan and INB Indústrias Nucleares do Brasil. Mr. Ruy Schneider served as a member of the Central Bank's capital market advisory Board, participating in advising on the preparation of the external debt conversion program. He is Chairman of the Eletrobrás Board of Directors and of the Brazilian Naval Reserve League. Creator of the first multi-sponsored pension fund and introducer of Defined Contribution funds in Brazil.

Independent member of the Board pursuant to criteria set forth in article 36, paragraph 1 of Decree no. 8945/2016 and in the Corporate Governance Level 2 Listing Regulation.

Sonia Julia Sulzbeck Villalobos -Ms. Sonia holds a bachelor's degree in public administration and a master's degree in business administration with a focus in finance, both from the São Paulo School of Business Administration (FGV EAESP). Sonia Villalobos has more than 30 years of experience in the Brazilian stock market and in 1994 became the first person from South America to receive the CFA charter. Sonia Villalobos worked from 1985 to 1987 at Equipe DTVM, and from 1987 to 1989 at Banco Iochpe as an investment analyst. From 1989 to 1996, she worked at Banco Garantia as the head of the investment analysis department, where she was elected best analyst in Brazil by Institutional Investor Magazine in 1992, 1993 and 1994. She worked for Bassini, Playfair & Associates from 1996 to 2002 and was responsible for private equity in Brazil, Chile and Argentina. From 2005 to 2011, she worked for Larrain Vial as an asset manager. From 2012 to 2016, Sonia Villalobos worked as a founding partner and equity fund manager in Latin America for Lanin Partners. Since 2016, she has been a professor at Insper for post-graduate students in disciplines related to asset management and financial statement analysis. Sonia Villalobos has been a member of the Board of Directors of Telefônica do Brasil and of LATAM Airlines Group S.A. She has also served as member of the Board of Directors for TAM Linhas Aéreas, Método Engenharia (Brasil), Tricolor Pinturas e Fanaloza/Briggs (Chile), Milkaut and Banco Hipotecario (Argentina). She was a member of Petrobras' Board of Directors from May 2018 until July 2020 elected by the preferred shareholders. Independent member of the Board pursuant to criteria set forth in article 36, paragraph 1 of Decree no. 8945/2016 and in the Corporate Governance Level 2 Listing Regulation.

According to statements by the nominees themselves, the candidates above:

- In the last 5 years, have not been subject to criminal convictions, convictions in administrative proceedings of the CVM or final and unappealable convictions, in the judicial or administrative spheres, that have suspended or disqualified them from practicing professional or commercial activities.

- Mr. Ruy Flaks Schneider, together with the other Directors, Fiscal Councilors and Officers of TEKA Tecelagem Kuehnrich S.A., received a penalty of a monetary fine in March 2018, which was paid. In this case, the referred penalty is related to articles 142, items III and V and article 153, of Law 6,4040/1976, not considering that, because the company is under Judicial Recovery, the financial statements should comply with Law 11,101/2005 - Bankruptcy and Judicial Recovery Law (today, Law 14,112/20). An appeal was filed with the National Council of Appeals of the National Financial System ("CRSFN"), pointing out that, at the time, the company, under judicial reorganization, complied with the determinations of Law 11.101/2005 (today, Law 14.112/2020) with respect to the Statements, CRSFN, however, did not grant the appeal.

- They do not hold marital relationships, common-law marriages or any known relationships that should be reported according to item 12.9 of the "Formulário de Referência".

- In compliance with item 12.10 of the "Formulário de Referência", the candidates informed the following relationships of subordination, service rendering or control shall be reported in the last 3 fiscal years between the nominees and:

a. company controlled, directly or indirectly, by Petrobras: Not applicable

b. controlling shareholder of Petrobras:

(i) Mr. Eduardo Bacellar Leal Ferreira reported having a relationship of subordination to the controlling shareholder of Petrobras, since he is currently Admiral of the Fleet and was Commandant of the Brazilian Navy until January 2019.

(ii) Mr. Joaquim Silva e Luna informed that he has a subordinate relationship to the Petrobras controlling shareholder, once he is a Military of the Remunerated Reserve.

c. supplier, customer, debtor or creditor of Petrobras, its subsidiaries or the controlling shareholder of any of these persons: Not applicable

The People's Committee of the Petrobras Board of Directors, will verified the adherence of the nominees to the applicable requirements of the Policy for the Appointment of Members of the Senior Management and Fiscal Council ("Appointment Policy"). Before this meeting, the minutes of the Committee that will examine these nominations will be available at Company's electronic address: https://www.investidorpetrobras.com.br/acoes-dividendos-e-divida/assembleias-e-reunioes (in Portuguese).

In compliance with CVM Instructions 480/09 and 481/09, we inform the percentage of participation of nominees in meetings of the Board of Directors and Advisory Committees to the Board of Directors, as the case may be, that occurred after taking office.

- Meetings of the Board of Directors held in 2020:

Board of Directors		
Board Member	Total Meetings of the Board	% member's participation in the meetings held after the investiture
EDUARDO BACELLAR LEAL FERREIRA	30	100%
RUY FLAKS SCHNEIDER	14	100%
SONIA JULIA SULZBECK VILLALOBOS	20	100%

- Meetings of the Peoples' Commitee held in 2020:

Peoples' Commitee		
Board Member	Total Meetings of the Board	% member's participation in the meetings held after the investiture
RUY FLAKS SCHNEIDER	10	100%

- Meetings of the Statutory Audit Committee held in 2020:

Petrobras Statutory Audit Committee (CAE)		
Board Member	Total Meetings of the Board	% member's participation in the meetings held after the investiture
SONIA JULIA SULZBECK VILLALOBOS	28	100%

- Meetings of the Conglomerate Statutory Audit Committee held in 2020:

Petrobras Conglomerate Statutory Audit Committee (CAECO)		
Board Member	Total Meetings of the Board	% member's participation in the meetings held after the investiture
RUY FLAKS SCHNEIDER	13	100%

ANNEX II

INFORMATION OF THE CANDIDATE APPOINTED BY NON-CONTROLLING SHAREHOLDERS FOR THE POSITION OF PETROBRAS' BOARD OF DIRECTOR MEMBER

Candidate appointed by shareholders FIA Dinâmica Energia and Banclass FIA

Candidate indicated by minority shareholders			
Name	**Date of Birth**	**Management Body**	**Term of Office**
CPF (Tax Number)	**Profession**	**Elective office held**	**No. of Consecutive Terms**
Leonardo Pietro Antonelli 010.584.087-47	10/16/1970 Lawyer	Board of Directors Board Member indicated by minority shareholders	Until AGM 2022 0

BOARD OF DIRECTOR MEMBER NOMINEE BY MINORITIES SHAREHOLDERS

Leonardo Pietro Antonelli, founding partner of Antonelli e Advogados Associados, Mr. Leonardo Antonelli has participated in several public examination boards, among which those of the career magistrate and of detective and inspector of the Federal and Civil Police. He was approved in the competitive examination for Judicial Administrator of the Court of Justice of Rio de Janeiro, and also serves as a Counselor of the Brazilian Bar Association (OAB-RJ), as a member of the Commission for the Defense of Jurisdiction. He was awarded the Prêmio Innovare for the project "Justiça fala para quem quer ouvir". He is the author of a number of publications, among which "Curso de Direito Tributário Brasileiro" -Volume III, published three editions by Quartier Latin, and its fourth edition published by Almedina, and "Correção Legislativa da Jurisprudência: Uma análise das emendas constitucionais em matéria tributária", published by Justiça e Cidadania. He held the position of Full Professor at the Escola da Magistratura Eleitoral during his two-year term as a member of the Regional Electoral Court of the State of Rio de Janeiro, holding the office of federal judge, as a jurist appointed by the President of the Republic. Independent member of the Board pursuant to criteria set forth in article 18, paragraph 5 of the Company's Bylaws.

The candidate indicated above:

- In the last 5 years, had not been subject to criminal convictions, convictions in administrative proceedings of the CVM or final and unappealable convictions, in the judicial or administrative spheres, that have suspended or disqualified them from practicing professional or commercial activities.

- He does not hold marital relationships, common-law marriages or any known relationships that should be reported in accordance to item 12.9 of the “Formulário de Referência”.

- He does not have relationships of subordination with company's related parties.

The People's Committee of Petrobras Board of Directors will verify the adherence of the nominee to the applicable requirements of the Policy for the Appointment of Members of the Senior Management and Fiscal Council ("Appointment Policy"). Before this meeting, the minutes of the Committee that will examine the nomination will be available at the Company's electronic address: https://www.investidorpetrobras.com.br/acoes-dividendos-e-divida/assembleias-e-reunioes (in Portuguese).

VERIFICATION OF THE LEGAL AND STATUTORY REQUIREMENTS AND PROHIBITIONS REQUIRED FOR THE APPOINTMENT OF PETROBRAS'S BOARD OF DIRECTORS MEMBER

The appointment of a member of Petrobras' Board of Directors, whether by the controlling shareholder, minority shareholders or the holders of preferred shares, must fully comply with the requirements and prohibitions imposed by the Brazilian Corporation Law, Law No. 13,303 of June 30, 2016, Decree No. 8,945 of December 27, 2016, Petrobras' Bylaws and the Policy for the Appointment of Members of the Senior Management and Fiscal Council ("Appointment Policy"), otherwise its tenure will not be granted.

Pursuant to article 21-L of CVM Instruction No. 481 of December 17, 2009, as amended by CVM Instruction No. 594/17, for nominations to be included in the Distance Voting ballot, they must be made by shareholders at least twenty-five (25) days before the date of the General Meeting.

Under the terms of art. 21, paragraph 4 of the Bylaws, indications of candidates must be made no later than 16 (sixteen) working days before the date of the Extraordinary General Meeting, i.e., no later than March 18, 2021, by submitting the forms, included in the annexes, duly filled in, as well as attaching the documentation listed therein, in order to attest compliance with the requirements.

The nominations should be forwarded to the following e-mail addresses: indicacoes@petrobras.com.br and assembleias@petrobras.com.br.

Once all documentation has been received, the People´s Committee, adapted in compliance with art. 64, paragraph 1 of Decree no. 8,945/2016, will analyze the information provided by the nominee, in accordance with the form and supporting documentation, advising shareholders on the compliance with the requirements and non-occurrence of prohibitions for the position as established in Law no. 6,404/76, Law no. 13,303/16, Decree no. 8,945/16, the Bylaws and the Appointment Policy.

Exceptionally, indications made by the shareholders at a date later than sixteen (16) business days, and that do not have time for analysis by the People´s Committee, will be analyzed by the Secretariat of the General Meeting, as provided for in article 22, paragraph 4, of Decree No. 8,945/16.

In the event that the Secretariat of the General Meeting analyzes the requirements, the candidate's investiture shall be conditional upon the analysis by the People´s Committee of the additional requirements set forth in Annex II and the recommendation of approval by such Committee, as provided in item 4.6.5.1 of the Appointment Policy.

Yet according to item 4.6.5.2 of the Appointment Policy, if the People´s Committee does not recommend the approval of the candidate whose analysis of requirements was carried out in the form of item 4.6.5, the position will remain unfilled and a new general meeting will be convened to fill it.

Annex I: Form – Senior Management Registration – Executive Officers or member of the Board of Directors;
Annex II: Form - Registration of Additional Integrity Requirements for Fiscal Directors, Board of Directors, External Members of the Statutory Advisory Committees of the Board of Directors, Executive Officers and Holders of the General Structure of Petrobras;
Annex III: Registry of independence of Board of Directors and Fiscal Council members;
Annex IV: Form - Statement of Eligibility and Unblemished Reputation – listed companies;
Annex V: Form - Information about shareholdings;
Annex VI: CVM Statement and Law 13.303/2016;
Annex VII: Statement on Politically Exposed Person;
Annex VIII: Declaration of independence;
Annex IX: Items 12.5 to 12.10 of the "Formulário de Referencia"; and
Annex X: Additional Requirements - Independent Board Member.

ANNEX I

Registration of Administrator of the Ministry of Economy-Director or Board of Directors-Model A

MINISTRY OF ECONOMY
Special Department for Privatization and Divestment
Department for the Coordination and Governance of State-Owned Companies

MANAGER'S REGISTRATION – Executive Officer or Board of Director Member

Compliance with Law 13303, of June 30, 2016, and with Decree 8945, of December 27, 2016.
Mandatory verification of legal and statutory requirements and prohibitions for nomination of Manager (board member or officer) of a state-owned company with gross operating revenue equal to or greater than R$ 90 million.

A. GENERAL DATA

1. Full name:		
2. CPF:	3. Birthday:	4. Gender ( ) M ( )F
5. Permanent Duty:		
6. Function held in commission:	7. Function held in commission:	
8. Business Phone:	9. Personal Phone:	
10. Business e-mail:		
11. Personal e-mail:		
12. Position for which he/she was indicated: ( ) Board of Directors ( ) Executive Officer		
13. If you have marked the position of Director, specify the board of directors:		
14. Company to which it was indicated:		

B. REQUIREMENTS - Need for documentary evidence (items 15, 17 and 19)

15. Do you have academic qualifications compatible with the position for which you have been appointed, contemplating undergraduate or graduate courses recognized or accredited by the Ministry of Education? (art. 28, item III and § 1, of Decree 8,945/16)

( ) Yes ( ) No

16. What is the area of your academic background most associated to the position for which you were nominated?

____

*Indicate only the main one. Examples: a) Administration or Public Administration; b) Actuarial Sciences; c) Economic Sciences; d) International Trade; e) Accounting or Auditing; f) Law; g) Engineering; h) Statistics; i) Finance; j) Mathematics; and k) course associated to the area of activity of the company for which you were indicated.

17. Check the professional experience below that you have: (art. 28, item IV of Decree 8,945/16)*

a.( ) 10 years in the public or private sector, in the area of activity of the state-owned company
Experience in the company's area of activity means the exercise of profession/function in the same branch of activity in which the company is inserted or operates in the market: infrastructure sector, financial sector, information technology area, etc.

b. ( ) 10 years in the public sector in an area related to the position for which he was appointed as a director superior;
Experience in a related field for which the candidate has been nominated means the prior exercise of similar or equivalent duties to which he/she is being assigned designated by higher direction. According to the legal area understandings of the Ministry of Economy, the function of senior management in the public sector should be interpreted as any position in commission or trust function held among those listed as Management Group Positions and Superior Counsel (DAS) or Commissioned Functions of the Executive Branch (FCPE), including the exercise of positions and equivalent functions within the other Powers (Legislative and Judiciary) or even within other national political entities (States), Municipalities and Federal District), precisely because the exercise of commissioned position or function of trust corresponds to the practice of attributions of head of the public squad.

c. ( ) 10 years in the public sector in an area related to the position for which he was appointed as a director superior;
Experience in a related field for which the candidate has been nominated means the prior exercise of similar or equivalent duties to which he/she is being assigned designated by higher direction. According to the legal area understandings of the Ministry of Economy, the function of senior management in the sector private should be interpreted as any leading function.

d. ( ) 04 years in a management position (board of directors, board of directors or audit committee) in an undertaking of a size or object similar to that of the state-owned company;**
e. ( ) 04 years in senior management (two non-statutory hierarchical levels of the company) in an undertaking of a size or object similar to that of the state-owned company;**
f. ( ) 04 years in a position equivalent to DAS-4 or higher in a legal person governed by domestic public law;
g. ( ) 04 years as a teacher or researcher, of superior level, in the area of performance of the state-owned company;
h. ( ) 04 years as a liberal professional in an activity related to the area of activity of the state company.

*Present as supporting documents ("a"-"h" items):
- Appointment and dismissal acts (preferably SIAPE extract with the effective count of exercise);
- Declaration of the company/body/institution;
- Records in work portfolio;
- Other evidence of effective exercise as a self-employed person.
**Additionally, for items "d" and "e", demonstrate that the company in which you acted is of size or object similar to the state one. And, for the item "e", also prove that the occupied senior management is in the two higher non-statutory hierarchical levels of the company.

18. Of the items indicated in item 17, describe the experience most associated to the position of administrator:* ____ *Indicate only the main one. Examples: a) employee; b) Chief Officer; c) general coordinator; d) professor of economics; e) lawyer
19. Do you have a well-known knowledge compatible with the position for which you have been appointed? ( ) Yes ( ) No (Decree 8,945/16) *Present as supporting documents: - Copy of the graduate diploma, Master or Doctorate (front and back); - Declaration of completion of courses; - Article(s) published; - Declaration of the company/organization of professional work developed. 20. What is the most associated element to indicate your significant knowledge compatible with the position of administrator?* ____ * The notorious knowledge can be recognized, by way of example, with the following trainings or experiences: a) Post-graduation, Master or Doctorate compatible with the position for which it was indicated; or b) published articles, professional work developed compatible with the position for which it was indicated; or (c) Extension courses compatible with the position for which he was appointed.
21. Is a resident of Brazil (a mandatory requirement only for the appointment of a Executive Officer): ( ) Yes ( ) No
22. It complies with the requirements of the state-owned company Bylaws, which was read and verified by the nominee: ( ) Yes ( ) No

C. IRREPROACHABLE CONDUCT AND PROHIBITIONS

23. Law 13.303/16, art. 17, § 2, items I to V and Decree 8,945/16, art. 29, items I to XI	Does it fit?
I - is the representative of the regulatory body to which the state-owned company is subject?	( ) Yes ( ) No
II - is a Minister of State, State Secretary or Municipal Secretary?	( ) Yes ( ) No
III - holds at-will appointment in the federal public administration, directly or indirectly, without a permanent relationship with the public service? (applies to a retired public servant or employee who holds a direct or indirect federal public administration at-will appointment)	( ) Yes ( ) No
IV - is a statutory officer of a political party, even if a licensed one?	( ) Yes ( ) No
IV - holds a mandate in the Legislature of any federative body, even if a licensed one?	( ) Yes ( ) No
V - is a blood relative or similar, to the third degree of the persons mentioned in subsections I to IV?	( ) Yes ( ) No
VI - is a person who has, for the last thirty-six months, acted as a participant in the political party's decision-making structure?	( ) Yes ( ) No
VII - is a person who has worked, in the last thirty-six months, in organizing, structuring and conducting an electoral campaign?	( ) Yes ( ) No
VIII - is a person holding a position in trade union organization?	( ) Yes ( ) No
IX - is a natural person who has entered into a contract or partnership, as supplier or buyer, claimant or offerer, of goods or services of any nature, with the Union, with the state-owned company itself or with one of its aggregate companies, in the three years prior to the date of its appointment?	( ) Yes ( ) No

X - is a person who has or may have any form of conflict of interest with the political-administrative person controlling the state-owned company or with the state-owned company itself?	( ) Yes ( ) No
24. Supplementary Law no 64/1990, art. 1-I: Clean record and Decree 8,945/16, art. 29, item XI	**Does it fit?**
a) is a person that can not take voter's title, or is illiterate;	( ) Yes ( ) No
b) is a member of the National Congress, the Legislative Assembly, the Legislative Chamber and the Town Councils, who has lost its mandate due to infringement of the provisions of sections I and II of art. 55 of the Federal Constitution, the equivalent provisions on loss of office of the State Constitutions and Organic Laws of Municipalities and the Federal District, for elections to be held during the remainder of the term for which he/she was elected and eight years following at the end of the legislature;	( ) Yes ( ) No
c) was Governor or Deputy Governor of State and the Federal District, Mayor or Deputy Mayor who lost his elective office due to violations of the provisions of the State Constitution, the Organic Law of the Federal District or the Organic Law of the Municipality, for the elections held during the remaining period and eight (8) years following the end of the term for which he/she was elected?	( ) Yes ( ) No
d) has against him/her representation upheld by the Electoral Court, in a final decision or issued by a collegiate body, in the process of abuse determination of the economic or political power, for the election in which it competes or has been trained, as well as those performed in the eight (8) subsequent years?	( ) Yes ( ) No
e) was criminally convicted in a final decision or issued by a judicial collegiate body, having been sentenced to the course of the period of eight (8) years after serving the sentence for the crimes below: 1. against popular economy, public faith, public administration and public property; 2. against private equity, the financial system, the capital market and provided for in the law governing bankruptcy; 3. against the environment and public health; 4. election, for which the law provides for deprivation of liberty; 5. abuse of authority, where there is condemnation to loss of office or disqualification for the exercise of civil service; 6. laundering or concealment of assets, rights and values; 7. traffic of narcotics and similar drugs, racism, torture, terrorism and heinous; 8. reduction to a condition analogous to slavery; 9. against life and sexual dignity; 10. committed by a criminal organization, gang or band;	( ) Yes ( ) No
f) was declared unworthy of officership, or incompatible for a period of eight (8) years;	( ) Yes ( ) No
g) had its accounts for the year of office or public functions rejected by irremediable irregularity constituting wrongful act of administrative misconduct, and unappealable decision of the competent body, unless it had been suspended or canceled by the Judiciary for the elections held in the eight (8) subsequent years, counted from the date of the decision, applying the provisions of item II of art. 71 of the Federal Constitution, to all the expenses supervisor, without excluding representatives who have acted in this condition?	( ) Yes ( ) No
h) was officeholder in direct, indirect or foundational administration, benefiting themselves or others, for the abuse of economic or political power, convicted in a final decision or issued by a judicial collegiate body, to the election in which he/she ran or has been trained, as well as those held in the eight (8) subsequent years?	( ) Yes ( ) No
i) has held a position or function of management, administration or representation in credit, financing or insurance establishments that have been or are being filed in a judicial or extra judicial liquidation process within the 12 (twelve) months prior to the respective decree?	( ) Yes ( ) No
j) was convicted in a final decision or issued by a collegiate body of the Electoral Court, for electoral corruption, illegal funding of suffrage, by donation, raising or unlawful spending of campaign funds or conduct prohibited to public officials in electoral campaigns that entail cancellation of registration or certificate for a period of eight (8) years from the date of the election?	( ) Yes ( ) No
k) was President of the Republic, Governor of State and of the Federal District, Mayor, member of the National Congress, of the Legislative Assembly, the Legislative Chamber, Municipal Councils, who resigned his/her mandate as of the offering of representation or petition able to authorize the opening of proceedings due to infringement of the provisions of the Federal Constitution, the State Constitution, the Organic Law of the Federal District or the Organic Municipality Law for the elections held during the remainder of the term for which he/she was elected and eight (8) years	( ) Yes ( ) No

following the end of the legislature?	
l) was sentenced to the suspension of political rights, in a final decision or issued by a judicial collegiate body, for felonious act of administrative impropriety resulting in injury to public property and illicit enrichment, as of the conviction or final judgment until 8 (eight) years after serving the sentence?	( ) Yes ( ) No
m) was excluded from exercise of his/her profession, by penalty decision of the competent professional body, due to ethical and professional offense for a period of eight (8) years, unless the act has been annulled or suspended by the Judiciary?	( ) Yes ( ) No
n) was sentenced in final judgment or issued by a judicial collegiate body, because of breaking marital bond or common-law marriage, or pretended to do so, to avoid characterization of ineligibility for a period of eight (8) years after the decision recognizing the fraud?	( ) Yes ( ) No
o) was dismissed from the public service due to administrative or judicial proceedings for a period of eight (8) years from the decision, unless the act has been suspended or canceled by the Judiciary?	( ) Yes ( ) No
p) is an individual or officer of a legal entity responsible for electoral donations taken as illegal by a final decision or issued by a collegiate body of the Electoral Court, for a period of eight (8) years after the decision?	( ) Yes ( ) No
q) is magistrate or member of the Prosecution Office compulsorily retired by penalty decision, which has lost over by judgment or has requested dismissal or voluntary retirement pending administrative disciplinary proceedings for a period of eight (8) years?	( ) Yes ( ) No
25. Law 6,404/76, art. 147: Corporate Law	**Does it fit?**
§ 1 - is a person prevented by special law or convicted for bankruptcy crime, forfeit, bribery, graft, embezzlement, against popular economy, public faith or property, or criminal penalty that prohibits, even temporarily, access to public offices?	( ) Yes ( ) No
§ 2 - is considered a disqualified person by an act of the Securities and Exchange Commission? * SEC website, in the link of Sanctioning Action - Advanced Search	( ) Yes ( ) No
§ 3 (...): I - takes position in a company that may be considered competitors in the market, in particular, on advisory, management or audit committees?	( ) Yes ( ) No
§ 3 (...): II - has conflicting interests with the company?	( ) Yes ( ) No
26. By Laws and Court of Auditors of the Union (TCU): Does it fit?	
a) does fits into any fence provided for in the company's bylaws?	( ) Yes ( ) No
b) is included in the list of persons responsible to whom the TCU has declared Irregulars, Inactive and Disabled? * TCU website, in the link Services and Inquiries - Irregular, Inactive and Disabled	( ) Yes ( ) No

I understand that they constitute a conflict of interest in the exercise of office or employment in the situations below, contained in Article 5 of Law 12.813/13, are within the scope of the Federal Executive Branch:

I - disclose or make use of privileged information, for one's own benefit or that of a third party, obtained as a result of the activities performed;

II - to exercise activities that imply the rendering of services or the maintenance of a business relationship with an individual or legal entity who has an interest in the decision of the public official or collegiate in which he or she participates;

III - carry out, directly or indirectly, an activity that by reason of its nature is incompatible with the duties of the position or employment, considering as such, the activity developed in related areas or matters;

IV - acting, even if informally, as a proxy, consultant, advisor or intermediary of private interests in the bodies or entities of the direct or indirect public administration of any of the Powers of the Union, the States, the Federal District and the Municipalities;

V - perform an act in the interest of a legal entity in which the public agent, his spouse, companion or relatives, inbred or alike, in a straight or collateral line up to the third degree, and who may benefit from it or influence in his acts of management;

VI - to receive a gift from anyone interested in the decision of the public agent or collegiate in which he participates outside the limits and conditions laid down in the Regulation; and

VII - to render services, even if occasional, the company whose activity is controlled, supervised or regulated by the entity to which the public agent is bound.

Aware of the possible civil, administrative and criminal penalties, that any statements false information may result, I submit that the information provided and the attached evidence are

accurate, true and without erasures of any kind, and can be used by the Requirements Analysis, Seals and Evaluation.

____________________ Place and Date

____________________ Signature of the Nominee

SEST/ME: Updated on 01.16.2020.

ANNEX II

FORM
Registration of Additional Integrity Requirements

Applicable to nominations for Fiscal Directors, Board of Directors, External Members of the Statutory Advisory Committees of the Board of Directors, Executive Officers and Holders of the General Structure of Petrobras

INFORMATION OF THE POSITION INTENDED
POSITION INTENDED:
COMPANY:
ASSIGNMENT OF POSITION:
STATUTORY MANDATE☐ MANAGEMENT FUNCTION☐ OTHERS☐

CANDIDATE INFORMATION	
NAME:	Enrollment number:
CPF:	
Marital Status:	
ID no:	Date of issue/Issuing agency:
Date of birth:	Natural of (City/State):
Father's name:	
Mother's name:	
Responsible for appointment[1]:	
Care of[2]:	

[1] **Field for the use of Petrobras nominees.**
[2] **Field for the use of Petrobras nominees, and the name, function and key of the person authorized to receive the report must be filled in and follow up the flow with the responsible bodies. We emphasize that the delegate will receive personal and non-transferable password to access the contents of the report. It is up to him to ensure the security of the information.**

Additional Integrity Requirements	
I) Clean record - CPF	
Has a CPF with "Null" status in the Federal Revenue database	( ) Yes ( ) No
II) Business Participation	
Has a relevant corporate interest in limited companies (article 1,099 of the Civil Code) and private corporation (article 243, §§ 4 and 5 of Law 6,404/76), which are included in Petrobras' register and which have been transacted in the condition of Supplier, client, sponsored entity, consortium or joint venture, with Petrobras, its subsidiaries, subsidiaries and affiliates, within the last 3 (three) years.	( ) Yes ( ) No
Has been in control or participated in a statutory body of a legal entity in judicial, bankrupt or insolvent recovery, within a period of five (5) years prior to the date of its election or appointment, except as a liquidator, commissioner or judicial administrator.	( ) Yes ( ) No
III) History of Internal Investigation / Disciplinary Sanctions detailed in Employee Registration Form	
Has been included in the system of consequence under the Petrobras System or has suffered labor or administrative penalty in another legal person of public or private law in the last three (3) years as a result of internal investigations, when applicable.	( ) Yes ( ) No
Has a serious misconduct related to noncompliance with the Code of Ethics, Guide to Conduct, Manual of the Petrobras Program for Prevention of Corruption or other internal regulations related in the last 3 (three) years, when applicable.	( ) Yes ( ) No
IV) Audit Highlights:	
Is responsible for non-conformities indicated in quarterly Internal Audit reports that are pending regularization for more than 2 years.	( ) Yes ( ) No
V) Commercial and financial issues:	
It has pending financial issues that have been object of protest or inclusion in official registries of defaulters, unless they are regularized or if they are under judicial discussion or through a consumer protection agency on the date of the nomination.	( ) Yes ( ) No
It has federal, state or municipal tax debit, unless it is in judicial or administrative discussion on the date of the nomination.	( ) Yes ( ) No
VI) Judicial and/or administrative proceedings:	

Was convicted, in second instance, in criminal proceedings, in Brazil or abroad, related to the activity to be performed.	( ) Yes ( ) No
Has against itself judicial proceedings, in Brazil or abroad, with unfavorable judgment in second instance, in any sphere other than criminal, since related to the activity to be performed.	( ) Yes ( ) No
Has been fined in a final decision in the scope of external control, regulation and control organs in the last 5 years.	( ) Yes ( ) No
VII) Indication in positions on Boards of Directors or Tax Board of the subsidiaries, controlled companies and affiliates of Petrobras	
Currently holds 3 or more positions on Boards of Directors or Tax Boards of Petrobras (a) subsidiaries, controlled and affiliated companies[a]? Indicate the companies and if any is in liquidation:	( ) Yes ( ) No
Currently receives compensation in two (2) of the Board of Directors or Tax Board of Petrobras' subsidiaries, controlled and affiliated companies[a]?	( ) Yes ( ) No

[a] Each nominee may only attend, at the same time, up to three (3) Boards of Directors or Tax Boards of Petrobras subsidiaries, controlled companies and affiliates, and the indication for remunerated participation in more than two (2) of these Boards is prohibited. This prohibition does not apply when the person is in administration or tax position in companies, subsidiaries, controlled or affiliated of Petrobras, in liquidation.

Attached documents to prove the additional requirements:	
Requirements	**Means of verification**
Commercial and financial issues and Legal and/or Administrative Proceedings	• Petrobras may request the submission of additional documents, if any self-declaration incompatibility of the indicated or during the process of verifying the conformity of the indication.
Identification documents	• Copy of CPF and ID card • Copy of Marriage Certificate
Tax debts (federal, state or municipal)	• Negative or positive certificates with effects of negative, of federal tax/tax liabilities, state and municipal of your home in the last 5 (five) years.

Aware of the possible civil, administrative and criminal penalties, that any declarations false information may result, I submit that the information provided and the attached evidence are accurate, true and without erasures of any kind, and can be used by the People Committee.

____________________ ____________________________

Place and date Signature of the Nominee

ANNEX III

REGISTRY OF INDEPENDENCE OF BOARD OF DIRECTORS AND FISCAL COUNCIL MEMBERS

<table>
<tr><th colspan="3">PERSONAL INFORMATION AND CONTACT</th></tr>
<tr><td colspan="3">Full name:</td></tr>
<tr><td>ID:</td><td>Issuer:</td><td>Issuing date:</td></tr>
<tr><td colspan="3">Tax ID (CPF):</td></tr>
<tr><td colspan="3">Independence Criteria for Board Members
(Article 36, paragraph 1 of Decree No. 8945/16)</td></tr>
<tr><td colspan="2">I - does he/she have a relationship with Petrobras or its subsidiaries domiciled in Brazil, except for participation in a Petrobras' Board of Directors or participation in its share capital?</td><td>( ) Yes ( ) No</td></tr>
<tr><td colspan="2">II - is he/she a spouse or consanguineous relative or by adoption, up to the third degree, of a head of the Executive Government, Minister of State, Secretary of State, Federal District or Municipality or officer of Petrobras or its subsidiaries based in Brazil?</td><td>( ) Yes ( ) No</td></tr>
<tr><td colspan="2">III - has he/she maintained, in the last three years, any type of bond with Petrobras or its controllers, which could jeopardize his/her independence?</td><td>( ) Yes ( ) No</td></tr>
<tr><td colspan="2">IV - is he/she or has he/she been, in the last three years, employed or Officer of Petrobras, its subsidiaries based in Brazil or its affiliates?</td><td>( ) Yes ( ) No</td></tr>
<tr><td colspan="2">V - is he/she a direct or indirect supplier or buyer of services or products of Petrobras or its subsidiaries based in Brazil?</td><td>( ) Yes ( ) No</td></tr>
<tr><td colspan="2">VI - is he/she an employee or officer of a company or entity that offers or demands services or products to/from Petrobras or its subsidiaries based in Brazil?</td><td>( ) Yes ( ) No</td></tr>
<tr><td colspan="2">VII - does he/she receive another compensation from Petrobras or its subsidiaries based in Brazil, in addition to that related to the position of Board Member, except for the compensation resulting from interest in the company's share capital?</td><td>( ) Yes ( ) No</td></tr>
</table>

Being aware of potential civil, administrative and criminal penalties that any false statements may entail, I affirm that the information provided and the attached evidence are accurate, true and without erasures of any kind, and may be used by the Nomination, Compensation and Succession Committee.

________________________ ________________________

Place and date — Signature of the appointed person

ANNEX IV

DECLARATION OF ELIGIBILITY AND CLEAN RECORDS - Publicly-held companies

Applicable to nominations for Directors and Executive Officers.
I hereby declare, under the terms of the law (Article 147 of Law 6404/76):

Personal and Contact Information		
Full Name:		
Tax ID:	Issuer:	Date of Issue:
CPF:		
Domicile(s) in which, if appointed administrator, you will receive summonses and subpoenas in administrative and judicial proceedings relating to acts of management which will be deemed to have been fulfilled by delivery to the indicated domicile, which may only be changed by communication to the company.		
Address 1:		
Address 2:		
Address 3:		

I - I am prevented by special law, or convicted of bankruptcy, prevarication, bribery, concussion, embezzlement, against the popular economy, public faith or property, or the criminal penalty that forbids, even temporarily, access to public positions, as provided for in Paragraph 1 of Article 147 of Law No. 6,404/76;	( ) Yes ( ) No
II - I am hereby sentenced to temporary suspension or disqualification applied by the Securities and Exchange Commission, which renders me ineligible for management positions in a publicly-held company, as established in Paragraph 2 of Article 147 of Law No. 6,404/76;	( ) Yes ( ) No
III - meeting the requirement of unblemished reputation established by § 3 of art. 147 of Law no. 6404/76;	( ) Yes ( ) No
IV - I hold a position in a company that may be considered a competitor of the company, and I have or represent a conflicting interest with that of the company, in the form of items I and II of Paragraph 3 of Article 147 of Law No. 6,404/76*.	( ) Yes ( ) No

* For the purposes of item IV above, a person is presumed to have an interest conflicting with that of the company which cumulatively:

I - has been elected by a shareholder who has also elected a director of a competing company; and

II - maintain a bond of subordination with the shareholder who elected you.

In the event that the answer to item IV above is not completed, the declarant must clarify in detail the reasons that prevent the declaration.

____
____
____
____
____
____
____
____

Aware of the possible civil, administrative and criminal penalties, which any false statements may entail, I affirm that the information provided and the attached evidence are accurate, true and without erasures of any kind, and may be used by the Committee of Persons.

_______________________________ _______________________________________

Place and Date Signature of the Indicator

ANNEX V

INFORMATION ON SHAREHOLDING

Applicable to nominations for Board of Directors, Executive Board, External Members of the Statutory Advisory Committees of the Board of Directors, Executive Officers and Holders of the General Structure of Petrobras

Personal Data and Contact:		
Full Name:		
Tax ID:	Date of Issue:	CPF:

Information on shareholdings held by the nominee *:		
Company name:	CNPJ or equivalent identification in the country of registration:	Shareholding (percentage of total and voting capital):

* Information on non-significant shareholdings in publicly traded corporations that do not have the potential to generate a conflict of interest with Petrobras is waived.

Aware of the possible civil, administrative and criminal penalties, which any false statements may entail, I affirm that the information provided and the attached evidence are accurate, true and without erasures of any kind, and may be used by the Committee of Persons.

____________________ ______________________________

Place and Date Signature of the Indicator

ANNEX VI

DECLARATION

In compliance with the provisions of Instruction No. 367 of 29 May 2002 of the Securities and Exchange Commission, as well as with the provisions of Law No. 13303/2016, I, the undersigned, declare, under the penalties of the law, that:

I - I am not impeded or incorrect in the prohibitions established by special law, including Law 13.303/2016, and I am not condemned for bankruptcy, prevarication, bribery, concussion, embezzlement, against the popular economy, public faith or property, or the criminal penalty that sees, even if temporarily, access to public positions, as provided in paragraph 1 of article 147 of Law 6.404/76;

II - I am not condemned to the penalty of suspension or temporary disqualification applied by the Securities and Exchange Commission, which renders me ineligible for management positions in a publicly-held company, as established in paragraph 2 of article 147 of Law No. 6404/76 ;

III - meeting the requirement of unblemished reputation established by paragraph 3 of Article 147 of Law No. 6404/76 ;

IV - I do not hold a position in a company that may be considered a competitor of the Company, and I do not have, nor do I represent, an interest conflicting with that of the Company, in the form of items I and II of paragraph 3 of article 147 of Law nº 6,404/76.

[place], [date].

____

[name]

ANNEX VII

DECLARATION ON POLITICALLY EXPOSED PERSON

Definition of Politically Exposed Persons (PEP) as per Article 3-B of CVM Instruction 301/99, added by CVM Instruction 463/08:

Art. 3-B For the purposes of this Instruction it is considered:

I – politically exposed person who holds or has held, in the last 5 (five) years, relevant positions, jobs or public functions, in Brazil or other foreign countries, territories and dependencies, as well as their representatives, family members and other persons of their close relationship;
II – relevant position, employment or civil service held by heads of state and government, high level politicians, high level public officials, magistrates or military personnel, leaders of public enterprises or leaders of political parties; and
III– family members of the politically exposed person, their relatives, in the direct line, up to the first degree, as well as the spouse, partner and stepson.

Paragraph 1 The period of five (5) years referred to in subsection I must be counted retroactively from the date of commencement of the business relationship or from the date on which the client became a politically exposed person.

Paragraph 2 Without prejudice to the definition in item I of the caption of this article, politically exposed persons are considered in Brazil:

I - the holders of elective offices of the Executive and Legislative Powers of the Union;

II - those holding office in the executive branch of the Union:

a) a Minister of State or equivalent;
b) of a special nature or equivalent;
c) of a presidente, vice-president and director, or equivalent, of municipalities, public foundations, public undertakings ou semi-public companies; or
d) senior management and advisory group - DAS, level 6, e equivalents.

III- the members of the National Council of Justice, the Federal Supreme Court and the higher courts;

IV - the members of the National Council of Public Prosecutors, the Attorney General of the Republic, the Deputy Attorney General of the Republic, the Labour Attorney General, the Military Attorney General, the Deputy Attorneys General of the Republic and the Attorneys General of the States and the Federal District;;

V - the Members of the Court of Auditors of the Union and the Public Prosecutor at the Court of Auditors of the Union;

VI - the State and Federal District Governors, the Presidents of the Court of Justice, the Legislative Assembly and the District Chamber and the Presidents of the Court and the Council of Accounts of States, Municipalities and the Federal District; and

VII - the mayors and mayors of state capitals.

STATEMENT

DECLARE for the appropriate purposes that:

____**NO,** I am NOT a Politically Exposed Person, under the terms of Article 3-B of CVM Instruction 301/99, added by CVM Instruction 463/08, as I do not fit into any of the situations that characterize EPP.

____**YES,** I am a Politically Exposed Person, under the terms of Article 3-B of CVM Instruction 301/99, added by CVM Instruction 463/08.

Mandate Exercised at Petrobras	Duration

AND/OR

Name of Politically Exposed Person	Nature of Relationship

[city], [day] of [month] of 2021.

____

[SIGNATURE]

ANNEX VIII

DECLARATION OF INDEPENDENCE

(Article 36, Paragraph 1 of Decree No. 8.945/16 and Rules of Corporate Governance Level 2 Listing)

In compliance with the provisions of Instruction No. 480 of December 7, 2009 and further amendments by the Securities and Exchange Commission, we request answering the following questions:

I - do you have a relationship with Petrobras, or its subsidiaries based in Brazil, except for the participation in Petrobras' Board of Directors or participation in its capital stock?

( ) yes ( ) no

II - have you had, in the last three (3) years, a bond of any kind with Petrobras or the Federal Administration that could jeopardize your independence, except for the participation in its capital stock?

( ) yes ( ) no

III - are you a spouse or consanguineous relative or related, or by adoption, up to the third degree, of a head of the Executive Administration, Minister of State or Secretary of Public Controller, Secretary of State, Federal District or City, or a manager of Petrobras or its subsidiaries based in Brazil?

( ) yes ( ) no

IV - do you maintain, or have you maintained, in the last three years, a relationship of any nature with Petrobras, its Controlling Shareholder or entity related to the individuals listed in section III above, that could compromise your independence? (individuals bound to public educational and/or research institutions are not included in this restriction)

( ) yes ( ) no

V - are you or have you been, for the last three (3) years, an employee or officer of Petrobras, the Controlling Shareholder, its subsidiaries or its affiliates?

( ) yes ( ) no

VI - Are you a direct or indirect supplier or buyer of services and/or products of Petrobras or its subsidiaries based in Brazil?

( ) yes ( ) no

VII - are you an employee or manager of a company or entity that offers or procures services or products to/from Petrobras or its subsidiaries based in Brazil?

( ) yes ( ) no

VIII - do you receive any other compensation from Petrobras, or its subsidiaries based in Brazil, in addition to the one related to the position of Board Member, except for the compensation resulting from participation in the company's capital?

( ) yes ( ) no

STATEMENT

DECLARE for the appropriate purposes that:

(___) **YES** I am an Independent Board Member, in accordance with the criteria listed above and set forth in art. 36, §1 of Decree no. 8,945, of December 27, 2016, and in the Corporate Governance Level 2 Listing Regulations.

(___) **NO** I am an Independent Board Member, in accordance with the criteria listed above and set forth in art. 36, §1 of Decree no. 8,945, of December 27, 2016, and in the Corporate Governance Level 2 Listing Regulations.

[place], [date].

____

[name]

Board Member (a) of Directors

ANNEX IX

Items 12.5 to 12.10 of the Reference Form

12. General shareholders' meeting and management

12.5 In relation to each of the officers and members of the supervisory board of the issuer, please indicate, in a table:	
a.	name
b.	date of birth
c.	occupation
d.	Tax ID (CPF) or passport number
e.	elective office held
f.	election date
g.	initial date of term of office
h.	term of office
i.	other positions or roles held in the issuer
j.	elected by the controller or not
k.	if he/she is an independent member and, if so, what was the criterion used by the issuer to determine the independence
l.	number of consecutive terms
m.	information about:
	i. main professional experiences along the last 5 years, indicating:
	• name and business segment of the company
	• position
	• if the company integrates (i) the economic group of the issuer or (ii) is controlled by a shareholder of the issuer that holds a direct or indirect interest equal to or greater than 5% of the same class or type of security of the issuer

ii. indication of all officer positions in other companies or organizations in the third sector
n. description of any of the following events that have occurred along the past 5 years:
i. any criminal conviction
ii. any conviction in administrative proceedings of the CVM and the corresponding penalties applied
iii. any final and unappealable conviction, either judicial or administrative, that has suspended or disqualified him/her for the performance of any professional or commercial activity
12.6 In relation to each of the persons who served as members of the board of directors or the supervisory board in the last fiscal year, please inform, in a table format, the percentage of participation in meetings held by the respective body in the same period, which occurred after initiating the term of office
12.7 Provide the information mentioned in item 12.5 with respect to members of statutory committees, as well as audit, risk, financial and compensation committees, even if such committees or structures are not statutory
12.8 In relation to each person who served as a member of statutory committees, as well as the audit, risk, financial and compensation committees, even if such committees or structures are not statutory, please inform, in a table format, the percentage of participation in meetings held by the respective body in the same period, which occurred after initiating the term of office
12.9 Inform the existence of a marital relationship, stable relationship or kinship up to the second degree between:
a. officers of the issuer
b. (I) officers of the issuer and (ii) officers of the direct or indirect subsidiaries of the issuer
c. (I) officers of the issuer or its direct or indirect subsidiaries, and (ii) direct or indirect controllers of the issuer
d. (i) officers of the issuer and (ii) officers of the direct and indirect controlling companies of the issuer
12.10 Inform on the relations of reporting, service rendering or control maintained in the last 3 fiscal years between the officers of the issuer and:
a. a company directly or indirectly controlled by the issuer, except for those in which the issuer holds, directly or indirectly, the entire share capital
b. a direct or indirect controller of the issuer

c.	if relevant, supplier, customer, debtor or creditor of the issuer, its subsidiary or controlling companies or subsidiaries of any of these persons

[city], [month] [day], 2021.

[SIGNATURE]

ANEXO X - SUPPLEMENTARY REQUIREMENTS - INDEPENDENT BOARD MEMBER

MINISTRY OF ECONOMY

Special Department for Privatization and Divestment
Department for the Coordination and Governance of State-Owned Companies

Additional Requirements - Independent Board Member

Compliance with Decree 8,945 of December 27, 2016.

1. INDEPENDENCE - Decree 8.945/16, art. 36, paragraph 1	According?
I - has links with the state-owned company, or with the company in its state-owned conglomerate, except as regards participation in the Board of Directors of the parent company or participation in its share capital;	( )Yes( ) No
II – is a spouse or relative by blood or affinity or by adoption, up to the third degree, of Chief Executive Officer, Minister of State, Secretary of State, Federal District or Municipality or administrator of the state company or company of its state conglomerate.	( )Yes( ) No
III – has, for the past three (3) years, maintained a link of any kind with the State enterprise or its controllers which might compromise its independence;	( )Yes( ) No
IV – is or has been, for the past 3 (three) years, an employee or director of the state-owned enterprise, an enterprise in its state conglomerate or an affiliated enterprise;	( )Yes( ) No
V – is a direct or indirect supplier or purchaser of services or products of the State enterprise or its conglomerate company;	( )Yes( ) No
VI – is an employee or director of an undertaking or an entity which offers or solicits services or products from the State enterprise or from its State conglomerate.	( )Yes( ) No
VII – receives other remuneration from the state-owned company or from the company in its state conglomerate, in addition to that related to the position of director, except for the remuneration arising from participation in the company's capital. **Notes:** *Members of the Board of Directors may hold office in the company's own Statutory Audit Committee, provided that they opt for the remuneration of a member of the said Committee (Decree 8,945/16, art. 38, paragraph 9). For the purposes of this article, directors elected by minority shareholders, but not those elected by employees, shall be considered independent (Decree 8,945/16, art. 36, paragraph 3).*	( )Yes( ) No

I declare that I am aware of the possible civil, administrative and criminal penalties that any false statements may entail. I declare that the information provided and the attached evidence are accurate, true and without erasures of any kind, and may be used for the purpose of analyzing the requirements and prohibitions for investiture in the position of Board Member, as an independent member.

__________________ Place and date

__________________ Signature

SEST/ME: atualizado em 11/12/2019.

EXTRAORDINARY GENERAL MEETING

PRESENTATION TO SHAREHOLDERS

ITEM III

ELECTION OF THE CHAIRMAN OF THE BOARD OF DIRECTORS

Dear Shareholders,

The election of the Chairman of the Board of Directors, in accordance with the Company's Bylaws, will be approved during the Extraordinary General Meeting.

The controlling shareholder appointed Mr. Eduardo Bacellar Leal Ferreira as Chairman of the Board of Directors.

Rio de Janeiro, March 11, 2021.

Roberto Castello Branco
CEO